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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E.
11/30/01

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2001

MADECO INC.
(Translation of Registrant's Name into English)

URETA COX 930
SANTIAGO, CHILE
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________________.

This report consists of a press release issued by Madeco S.A. (the "Company") on July 26, 2002 announcing the resignation of the Company's Chief Executive Officer and Chief Financial Officer and the Board of Directors' designation of a new Chief Executive Officer, Chief Financial Officer and Director of Operations.

NY3:#7296758

MADECO

INVESTOR RELATIONS
PRESS RELEASE

MAD Listed NYSE

For further information contact:
Marisol Fernández
Investor Relations
Voice : (56 2) 520-1380
Fax : (56 2) 520-1545
E-mail : mfl@madeco.cl
Web Site : www.madeco.cl

MADECO ANNOUNCES NEW MANAGEMENT STRUCTURE

(Santiago, Chile, July 26, 2002) Guillermo Luksic Craig, Chairman of the Board of Directors of Madeco S.A. ("Madeco", NYSE ticker: MAD), informed the Chilean Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance, or "SVS") of the following:

As a consequence of the difficult economic situation in Argentina, in which the Company holds significant investments, as well as the economic slowdown within the entire region of its operations, Madeco has been undergoing a financial restructuring since the beginning of the year 2002, having retained the advisory services of the investment bank Salomon Smith Barney Chile for such purpose. The Company's decision to undertake the financial restructuring was initially informed to the SVS on January 10, 2002.

Madeco's restructuring process has been under the direction of Albert Cussen Mackenna, the Company's Chief Executive Officer, and Santiago Edwards Morice, the Company's Chief Financial Officer. In accordance with the negotiation advances being made with the Company's financial debtholders, Madeco held an Extraordinary Shareholders' Meeting on July 10, 2002, in which the Company informed its shareholders of the general terms of the debt restructuring negotiations as well as obtained approval to issue a capital increase amounting to Ch$63.0 billion (approximately US$90 million); the capital increase is expected to be completed by September 30, 2002.

While the first stage of the Company's restructuring plan entails the restructuring of its financial liabilities, the second stage entails an operational restructuring to optimize and rationalize the use of funds and working capital, in order to ensure compliance with all future financial obligations as well as maximize the Company's value.

With the objective of providing to Madeco's Board of Directors the freedom to assign individuals for the second stage of the Company's restructuring, Albert Cussen Mackenna and Santiago Edwards Morice presented resignations from their positions as Chief Executive Officer and Chief Financial Officer, respectively, effective September 30, 2002. Nevertheless, Messeurs Cussen and Edwards will continue acting as advisors to Madeco until the completion of the financial restructuring process currently being executed.

The Board of Directors has designated as Madeco's new Chief Executive Officer Mr. Tiberio Dall'Olio Lenzini, an executive who has multiple years of experience in the cable manufacturing industry. Mr. Jorge Tagle Ovalle has been named Madeco's new Chief Financial Officer and Mr. Julio Córdova Savanski has been named Madeco Chile's Director of

MADECO

Operations. These three senior executives will assume their respective new responsibilities on October 1, 2002, and together will lead the implementation of the second stage of Madeco's restructuring.

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Madeco, formerly Manufactureras de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum, brass and related alloys. The Company is also a leading manufacturer of flexible packaging products for us in the packaging of mass consumer products such as food, snacks and cosmetics.

Readers are cautioned not to place undue reliance on the forward-looking statements included in the above text, which speak only as the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MADECO S.A.

By :
Name : Guillermo Luksic C.
Title : Chairman of the Board

Date: July 30, 2002

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